UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

June 24, 2013

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Nova Measuring Instruments’ Chief Executive-Elect, Eitan Oppenhaim, to Participate in the Fifth Annual CEO Investor Summit 2013”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2013	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: 972-73-2295600 E-mail: info@novameasuring.com http://www.novameasuring.com	Investor Relations Contacts: Ehud Helft / Kenny Green CCG Investor Relations Israel Tel: +1-646-201-9246 E-mail: nova@ccgisrael.com

Nova Measuring Instruments’ Chief Executive-Elect, Eitan Oppenhaim, to
Participate in the Fifth Annual CEO Investor Summit 2013

Accredited investor and research analyst event to be held concurrently with
SEMICON West and Intersolar 2013 in San Francisco

Rehovot, Israel, June 24, 2013 - Nova Measuring Instruments Ltd. (Nasdaq: NVMI), a provider of leading edge stand alone metrology and a market leader of integrated metrology solutions to the semiconductor process control market, announced that its President and CEO-elect, Mr. Eitan Oppenhaim, and Mr. Dror David, CFO, will be participating in the Fifth Annual CEO Investor Summit 2013 on Wednesday July 10, 2013 in San Francisco, California. Mr. Oppenhaim is currently EVP Global Business Group and has been named President and CEO of Nova, effective July 31, 2013, succeeding Mr. Gabi Seligsohn.

The CEO Summit is an event that is held concurrently, but not affiliated, with SEMICON West and Intersolar 2013 in San Francisco.  The event is hosted by executive management from participating companies and will feature a “round-robin” format consisting of small group meetings, each 25 minutes in duration.

The CEO Investor Summit is by invitation only and is open to accredited investors and publishing research analysts.  Investors or analysts interested in attending should contact the Summit’s co-chairs, Laura J. Guerrant-Oiye (lguerrant@guerrantir.com) at (808) 882 1467 or Claire E. McAdams (claire@headgatepartners.com) at (530) 265-9899.

There will also be an opportunity for investors and analysts to also meet with Mr. Oppenhaim and Mr. David at the Semicon conference. Interested investors should contact the Investor Relations team at Nova Measuring Instruments.

About Nova Measuring Instruments Ltd.
Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is http://www.novameasuring.com